SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Agrium Inc.
(Name of Issuer)

Common Stock without par value
(Title of Class of Securities)

008916108
(CUSIP Number)

Marc Weingarten, Esq.
David Rosewater, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 11 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008916108	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,222,011
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,222,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,222,011
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.19%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 008916108	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON MITCHELL JACOBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,489 shares of Common Stock
	8	SHARED VOTING POWER 71,011 shares of Common Stock (see Item 5(a) and (b) for more information)
	9	SOLE DISPOSITIVE POWER 52,489 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 71,011 shares of Common Stock (see Item 5(a) and (b) for more information)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 123,500 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.08%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 008916108	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON DAVID BULLOCK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 800 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 800 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 800 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 008916108	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON STEPHEN CLARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 008916108	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON LYLE VANCLIEF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 100 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.00%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 008916108	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares ("Shares") of common stock, no par value, of Agrium Inc., a Canadian corporation (the "Issuer").  The principal executive office of the Issuer is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) JANA Partners LLC, a Delaware limited liability company ("JANA"), (ii) David Bullock, a United States citizen ("Mr. Bullock”), (iii) Stephen Clark, a United States citizen ("Mr. Clark”), (iv) Mitchell Jacobson, a United States citizen ("Mr. Jacobson") and (v) Lyle Vanclief, a Canadian citizen ("Mr. Vanclief" and together with JANA, Mr. Bullock, Mr. Clark and Mr. Jacobson, the "Reporting Persons").  JANA is a private money management firm which holds Shares of the Issuer in various accounts under its management and control.  The principal owner of JANA is Barry Rosenstein ("Mr. Rosenstein" or the "Principal").

(b) The principal business address of JANA and the Principal is 767 Fifth Avenue, 8th Floor, New York, New York 10153.  The principal business address of Mr. Bullock is his residence in Lititz, Pennsylvania.  The principal business address of Mr. Clark is his residence in Wyomissing, Pennsylvania.  The principal business address of Mr. Jacobson is c/o MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747.  The principal business address of Mr. Vanclief is his residence in Ameliasburg, Ontario, Canada.

(c) The principal business of JANA and the Principal is investing for accounts under their management.  The principal business of Mr. Bullock is managing personal investments and providing advisory services.  Mr. Clark is retired.  The principal business of Mr. Jacobson is serving as Chairman of MSC Industrial Direct Co., Inc.  The principal business of Mr. Vanclief, who is semi-retired, is agricultural and agri-food consulting.

(d) Neither the Reporting Persons nor the Principal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Persons nor the Principal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) JANA is a limited liability company organized in Delaware.  The Principal, Mr. Bullock, Mr. Clark and Mr. Jacobson are citizens of the United States of America.  Mr. Vanclief is a citizen of Canada.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 9,348,411 Shares reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $792,638,574.73.  JANA used a total of approximately $780,409,548.73 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by JANA.  Mr. Bullock used a total of approximately $77,574.45 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by him.  Mr. Clark used a total of approximately $194,008.95 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by him.  Mr. Jacobson used a total of approximately $11,947,461.60 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by him. 1  Mr. Vanclief used a total of approximately $9,981.00 (including brokerage commissions) in the aggregate to acquire the Shares reported herein as beneficially owned by him.

1           See Item 5(a) and (b) for more information.

CUSIP No. 008916108	SCHEDULE 13D	Page 8 of 11 Pages

Funds for the purchase of the Shares reported herein as beneficially held by JANA were derived from investment funds in accounts managed by JANA and margin borrowing, as described in the following sentence. Such Shares are held by JANA in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

The Shares reported herein as beneficially held by Mr. Bullock were purchased solely with the personal funds of Mr. Bullock and none of the funds used to purchase the Shares reported herein as beneficially owned by him were provided through borrowings of any nature.

The Shares reported herein as beneficially held by Mr. Clark were purchased solely with the personal funds of Mr. Clark and none of the funds used to purchase the Shares reported herein as beneficially owned by him were provided through borrowings of any nature.

The Shares reported herein as beneficially held by Mr. Jacobson were purchased with the personal funds of Mr. Jacobson and funds of a family trust and various family members and none of the funds used to purchase the Shares reported herein as beneficially owned by him were provided through borrowings of any nature.2

The Shares reported herein as beneficially held by Mr. Vanclief were purchased solely with the personal funds of Mr. Vanclief and none of the funds used to purchase the Shares reported herein as beneficially owned by him were provided through borrowings of any nature.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares because they believe the Shares are undervalued and represent an attractive investment opportunity.  Since May 2012, representatives of JANA have had phone calls and meetings with the Issuer's management relating to the Issuer's capital allocation, cost management, corporate structure and related matters.  JANA has also released public presentations and letters stating its views with respect to these matters and has encouraged the Issuer’s board of directors (the "Board") and management to engage in a dialogue regarding these matters.

In view of the Issuer's inadequate response to the issues raised by JANA, JANA intends to nominate four independent directors plus the Principal for election to the Board at the 2013 annual meeting (the "Annual Meeting") and wage a proxy contest (the "Proxy Contest") seeking their election.  The nominees are Messrs. Bullock, Clark, Jacobson, Rosenstein and Vanclief (collectively the "Nominees").  On November 19, 2012, JANA issued a press release (the "Press Release") announcing its intention to nominate the Nominees for election to the Board.  A copy of the Press Release is filed as Exhibit B to this Schedule 13D and is incorporated herein by reference.

JANA may continue to engage in discussions with the Issuer’s management, Board, shareholders and other parties relating to the Issuer's business structure, operations, governance, management, strategy and future plans, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

2           See Item 5(a) and (b) for more information.

CUSIP No. 008916108	SCHEDULE 13D	Page 9 of 11 Pages

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investments in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, actions taken by the Board or management, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 149 million Shares outstanding, which is the total number of Shares outstanding as of October 31, 2012, as reported in the Issuer's Third Quarter 2012 News Release as an Exhibit to Form 6-K filed on November 7, 2012.

(i)	JANA:
	(a)	As of the date hereof, JANA may be deemed the beneficial owner of 9,222,011 Shares.
Percentage: Approximately 6.19% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0 Shares
		2.	Shared power to vote or direct vote: 9,222,011 Shares
		3.	Sole power to dispose or direct the disposition: 0 Shares
		4.	Shared power to dispose or direct the disposition: 9,222,011 Shares

(ii)	Mr. Bullock:
	(a)	As of the date hereof, Mr. Bullock may be deemed the beneficial owner of 800 Shares.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 800 Shares
		2.	Shared power to vote or direct vote: 0 Shares
		3.	Sole power to dispose or direct the disposition: 800 Shares
		4.	Shared power to dispose or direct the disposition: 0 Shares

(ii)	Mr. Clark:
	(a)	As of the date hereof, Mr. Clark may be deemed the beneficial owner of 2,000 Shares.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 2,000 Shares
		2.	Shared power to vote or direct vote: 0 Shares
		3.	Sole power to dispose or direct the disposition: 2,000 Shares
		4.	Shared power to dispose or direct the disposition: 0 Shares

(ii)	Mr. Jacobson:
	(a)	As of the date hereof, Mr. Jacobson may be deemed the beneficial owner of 123,500 Shares.
Percentage: Approximately 0.08% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 52,489 Shares
		2.	Shared power to vote or direct vote: 71,011 Shares (see Item 5(a) and (b) for more information)
		3.	Sole power to dispose or direct the disposition: 52,489 Shares
		4.	Shared power to dispose or direct the disposition: 71,011 Shares (see Item 5(a) and (b) for more information)

(ii)	Mr. Vanclief:
	(a)	As of the date hereof, Mr. Vanclief may be deemed the beneficial owner of 100 Shares.
Percentage: Approximately 0.00% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 100 Shares
		2.	Shared power to vote or direct vote: 0 Shares
		3.	Sole power to dispose or direct the disposition: 100 Shares
		4.	Shared power to dispose or direct the disposition: 0 Shares

CUSIP No. 008916108	SCHEDULE 13D	Page 10 of 11 Pages

By virtue of the Proxy Contest (as defined and described in Item 4 above), JANA and the Nominees may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own an aggregate of 792,638,574.73 Shares, constituting approximately 6.27% of the Shares outstanding.  Each Nominee expressly disclaims beneficial ownership of the Shares beneficially owned by JANA and each other Nominee and JANA expressly disclaims beneficial ownership of the Shares beneficially owned by each Nominee.  In addition, Mr. Jacobson expressly disclaims beneficial ownership of the Shares, which he may be deemed to beneficially own, that are beneficially owned and held in the accounts of a family trust and family members of Mr. Jacobson as described in Item 5(b).

(b) JANA has shared voting and dispositive power over 9,222,011 Shares, which power is exercised by the Principal.  Mr. Bullock has sole voting and dispositive power over the 800 Shares beneficially owned by him.  Mr. Clark has sole voting and dispositive power over the 2,000 Shares beneficially owned by him.  Mr. Jacobson has sole voting and dispositive power over 52,489 Shares beneficially owned by him and may be deemed to have shared voting and dispositive power over an additional 71,011 Shares, of which 52,487 Shares are held in a family trust and 18,524 Shares are held by family members of Mr. Jacobson.  Mr. Vanclief has sole voting and dispositive power over the 100 Shares beneficially owned by him.

(c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference.  All of the transactions in Shares listed therein were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

(d) Other than the parties with whom Mr. Jacobson may be deemed to have shared voting and dispositive power as described herein,3 no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Messrs. Bullock, Clark, Jacobson and Vanclief (each an "Independent Nominee") have each entered into a nominee agreement (each a "Nominee Agreement," and collectively the "Nominee Agreements") with JANA substantially in the form filed as Exhibit C to this Schedule 13D, which is incorporated herein by reference, whereby each Independent Nominee agrees, if JANA so elects, to become a member of the slate of Nominees (the "Slate") and stand for election as a director of the Issuer.  Pursuant to each Nominee Agreement, (i) in the event that an Independent Nominee is appointed or elected to the Board, the Independent Nominee shall receive a specified percentage of JANA's net profits (the "First Profit Participation Amount") above the closing price of the Shares on September 27, 2012 and (ii) in the event that an Independent Nominee is not elected or appointed as a director of the Issuer, the Nominee shall receive a specified percentage of JANA's net profits (the "Second Profit Participation Amount") above the closing price of the Shares on September 27, 2012.  Each Nominee's First Profit Participation Amount and Second Profit Participation Amount are as follows: (w) Mr. Bullock - 0.65% and 0.45%; (x) Mr. Clark - 0.85% and 0.60%; (y) Mr. Jacobson - 0.85% and 0.60%; and (z) Mr. Vanclief - 0.25% and 0.15%.  This description of the Nominee Agreements is a summary only and is qualified by reference to the form of Nominee Agreement.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto.  A copy of such agreement is attached as Exhibit D and is incorporated by reference herein.

3           See Item 5(a) and (b) for more information.

CUSIP No. 008916108	SCHEDULE 13D	Page 11 of 11 Pages

Other than the Nominee Agreements and the joint filing agreement referenced herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Transactions in the Shares During the Last 60 Days
Exhibit B:	Press Release, dated November 19, 2012
Exhibit C:	Form of Nominee Agreement
Exhibit D:	Joint Filing Agreement, dated November 19, 2012

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2012

JANA PARTNERS LLC

By:	/s/ Charles Penner
Name:	Charles Penner
Title:	Partner & Chief Legal Officer

/s/ David Bullock
David Bullock

/s/ Stephen Clark
Stephen Clark

/s/ Mitchell Jacobson
Mitchell Jacobson

/s/ Lyle Vanclief
Lyle Vanclief